                                                                 File No. 69-188


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  Form U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2
FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF
1935

                     To Be Filed Annually Prior to March 1*

*Extension until May 12, 2000 granted by Office of Public Utility
Regulation on February 29, 2000.

                             MIDWEST BOTTLE GAS CO.
                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

    1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

CLAIMANT:

    Name:                                 Midwest Bottle Gas Co.

    State of Organization:                Wisconsin

    Principal Office:                     3600 Hwy. 157
                                          La Crosse, WI   54601

    Location & Nature of
    Business:                             Sale of L.P. Gas and Gas
                                          Appliances in and around
                                          La Crosse, Mondovi, Richland
                                          Center, Black River Falls,
                                          Chetek, Prairie du Chien, Owen
                                          Mauston, Shell Lake, Eau Claire,
                                          Menomonie, and Minocqua, WI

                                       1.

SUBSIDIARIES:

A.       Name:                               Olson's L.P. Gas, Inc.

         State of Organization:              Wisconsin

         Principal Office:                   Blair, Wisconsin

         Location & Nature of
         Business:                           Sale of L.P. Gas and Gas
                                             Appliances and fertilizer in and
                                             around Blair, WI.


B.       Name:                               Midwest Bottle Gas Company of
                                             Minnesota

         State of Organization:              Minnesota

         Principal Office:                   107 East Main Street
                                             Caledonia, MN

         Location & Nature of                Sale of L.P. Gas and Gas
         Business:                           Appliances in and around
                                             Caledonia, MN

C.       Name:                               Midwest Natural Gas, Inc.

         State of Organization:              Wisconsin

         Principal Office:                   3600 Hwy. 157
                                             La Crosse, WI 54601

         Location & Nature of
         Business:                            This Corporation operates
                                             natural gas distribution
                                             facilities in the following
                                             communities in Western
                                             Wisconsin.

                                             Arcadia      East Farmington
                                             Independence Somerset
                                             Mondovi      Houlton
                                             Whitehall    Roberts
                                             Westby       Burkhart
                                             Viola        Ettrick
                                             LaFarge      Galesville
                                             Coon Valley  Trempealeau
                                             Eleva        New Amsterdam
                                             Strum        Centerville
                                             St. Joseph

                                       2.

D.       Name:                               Tomah LP Gas Service, Inc.

         State of Organization:              Wisconsin

         Principal Office:                   305 Arthur Street
                                             Tomah, WI   54660

         Location & Nature of
         Business:                           Sale of L.P. Gas, fuel oil and
                                             appliances in and around Tomah,
                                             WI.

E.       Name:                               Hiawatha Valley Gas Company

         State of Organization:              Minnesota

         Principal Office:                   Hwy. 61
                                             Minnesota City, MN  55959

         Location & Nature of
         Business:                           Sale of L.P. Gas and appliances
                                             in and around Winona, MN.

F.       Name:                               Tru-Gas of Florida, Inc.

         State of Organization:              Florida

         Principal Office:                   206 E. New Haven Avenue
                                             Melbourne, FL  32901

         Location & Nature of
         Business:                           Sale of L.P. Gas and appliances
                                             in and around Melbourne, Cocoa,
                                             Chiefland, Crystal River, New
                                             Smyrna Beach, Bronson, Old Town,
                                             Silver Springs, Hernando, High
                                             Springs, Florida and Blakely,
                                             Georgia.  Development of an
                                             adult mobile home park in West
                                             Melbourne, Florida.

G.       Name:                               Dawson Oil Company, LTD.

         State of Organization:              Wisconsin

         Principal Office:                   3600 Hwy. 157
                                             La Crosse, WI  54601

         Location & Nature of
         Business:                           Wholesale of L.P. Gas to
                                             independent dealers in Minnesota,
                                             Wisconsin, Iowa, North Dakota,
                                             South Dakota and Nebraska.

                                       3.

H.       Name:                      Midwest LPG Insurance
                                    Specialists, Inc.

         State of Organization:     Wisconsin

         Principal Office:          3600 Hwy. 157
                                    La Crosse, WI  54601

         Location & Nature of
         Business:                  Insurance Agency selling
                                    insurance in Wisconsin,
                                    Minnesota, Florida and
                                    Georgia.

I.       Name:                      La Crosse Hangar Co. - 50% Owned
                                    Partnership

         State of Organization:     Wisconsin

         Principal Office:          3600 Hwy. 157
                                    La Crosse, WI  54601

         Location and Nature of
         Business:                  Owner and Operator of airport
                                    hangar building.

2. A brief description of the properties of Claimants and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State of which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only properties described above are those of the Claimant's subsidiary public utility company -- Midwest Natural Gas, Inc., which has gas distribution facilities located in the following communities in Western Wisconsin:

                  Arcadia           East Farmington
                  Independence      Somerset
                  Mondovi           Houlton
                  Whitehall         Roberts
                  Westby            Burkhart
                  Viola             Ettrick
                  LaFarge           Galesville
                  Coon Valley       Trempealeau
                  Eleva             New Amsterdam
                  Strum             Centerville
                  St. Joseph


                                       4.

Midwest Natural Gas, Inc. purchases natural gas at the communities within the State of Wisconsin from Oxy USA Inc. and Renaissance Energy Inc. and transported through Northern Natural Gas Company which has a transmission pipeline to the communities.

Midwest Natural Gas, Inc. has no properties outside of the State of Wisconsin.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

         (a)  Number of Mcf. of natural or manufactured as, distributed at retail ..................1,650,750 DECA-THERMS (purchase entirely in the State of Wisconsin; associated revenues:  $7,806,145)

         (b) Number of Kwh. of electric energy and Mcf. of Natural or manufactured gas distributed at retail outside of the State in which each such company is organized......................None

         (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.........None

         (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line....................None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United State dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured
              gas..........................................................None

         (b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest
              held.........................................................None

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial


                                       5.

              obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility
              company.......................................................None

         (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period...................................None

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s)..............................None

                                   EXHIBIT A

              A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, is attached hereto.

                                   EXHIBIT B

              Financial Data Schedule is attached hereto.

                                   EXHIBIT C

              Not Applicable

              The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 5th day of May, 2000.

                                             MIDWEST BOTTLE GAS CO.

CORPORATE SEAL

                                             By: /s/ James A. Senty
                                                 -----------------------------
                                                 James A. Senty, President

Attest:


/s/ Richard A. Linton
---------------------------------
Richard A. Linton, Treasurer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

Richard A. Linton, Treasurer
Midwest Bottle Gas Co.
3600 Hwy. 157
P.O. Box 429
La Crosse, WI  54602-0429


                                       6.


                                           TOT TGF          TOT DAWSON           TOT OTH SUB          TOTAL MBG        GRAND TOTAL
                                           -------          ----------           -----------          ---------        -----------
         ASSETS                                                        CONSOLIDATED 1/31/2000
CASH                                     147273.39           -37663.98             77185.83           2447612.05        2634407.29
TRADE NOTES AND ACCOUNTS REC            1038462.24          3425491.47           2064480.86           1146601.27        7675035.84
ALLOWANCE FOR BAD DEBTS                  -91200.00           -89000.00            -59100.00           -120500.00        -359800.00
INVENTORIES                              674832.18           985269.93            376977.32           1853382.23        3890461.66
PREPAID EXPENSES                         101684.25            30185.86            102699.10            110043.69         344612.90
ACCRUED INTEREST RECEIVABLE                   0.00                0.00                 0.00                 0.00              0.00
NOTES RECEIVABLE,OTHER                        0.00                0.00                 0.00                 0.00              0.00
LOANS TO STOCKHOLDERS                         0.00                0.00                 0.00             76750.44          76750.44
NOTES RECEIVABLE, INTERCOMPANY          5457816.12           792433.50              3287.73          16890511.33       23144048.68
OTHER INVESTMENTS                             0.00                0.00               750.00            126550.14         127300.14
BUILDINGS & OTHER DEPRECIABLE          12041788.09          1288529.74          18769948.99          18217213.75       50317480.57
ACCUMULATED DEPRECIATION               -8498825.05          -428590.08          -7509745.77          -9703589.27      -26140750.17
LAND                                     786700.13                0.00             89982.96            506778.78        1383461.87
INTANGIBLE ASSETS                             0.00                0.00                 0.00             11107.26          11107.26
CSV LIFE INSURANCE                            0.00                0.00                 0.00           1005898.53        1005898.53
INVESTMENT IN WHOLLY OWNED SUB                0.00                0.00                 0.00          11753212.89       11753212.89
INVESTMENT IN ASSOCIATED CO                   0.00                0.00                 0.00             76084.03          76084.03
UNAMORTIZED DEFERRED DEBT EXPE                0.00                0.00             16337.68             52434.95          68772.63
LAND HELD FOR INVESTMENT                      0.00                0.00                 0.00                 0.00              0.00
GOODWILL                                   5050.00             1000.00               250.00            419601.50         425901.50
MISCELLANEOUS DEFERRED DEBITS            169819.13                0.00                 0.00            568576.05         738395.18
                                       -----------          ----------          -----------          -----------      ------------
  TOTAL ASSETS                         11833400.48          5967656.44          13933054.70          45438269.62       77172381.24
                                       ===========          ==========          ===========          ===========      ============

   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                         274529.44          2587542.82           1108857.08           1793196.90        5764126.24
ACCRUED PAYROLL                          140181.60            33222.47             85976.37            186556.03         445936.47
TAXES OTHER THAN INCOME                   75293.73             2316.81             46385.08            107795.05         231790.67
INTEREST PAYABLE                           1260.43                0.00             92866.69            197505.73         291632.85
INCOME TAXES PAYABLE                      -1653.32             6359.33             41140.70            138103.41         183950.12
CUSTOMER DEPOSITS                        175439.70                0.00             63803.26             63517.34         302760.30
DIVIDENDS PAYABLE                             0.00                0.00                 0.00                 0.00              0.00
OTHER CURRENT LIABILITIES                   593.81             8382.88            421870.34            325575.38         756422.41
NOTES PAYABLE INTERCOMPANY              2883147.63          1823551.10           1303045.61          11905057.97       17914802.31
NOTES PAYABLE                            171483.82           703614.09           3253584.54          12634406.84       16763089.29
DEFERRED INCOME TAXES                   1371400.00           219100.00           1185200.00           1015900.00        3791600.00
OTHER DEFERRED CREDITS                        0.00                0.00             10074.13                 0.00          10074.13
DEFERRED LOSS                                 0.00                0.00                 0.00                 0.00              0.00
PREFERRED STOCK                               0.00                0.00                 0.00                 0.00              0.00
COMMON STOCK                               3500.00            10000.00            806470.00            179700.00         999670.00
PAID IN OR CAPITAL SURPLUS               195966.06                0.00           1564611.00              2500.00        1763077.06
RETAINED EARNINGS                       6542257.58           573566.94           3949169.90          16892354.97       27957349.39
TREASURY STOCK                                0.00                0.00                 0.00             -3900.00          -3900.00
                                       -----------          ----------          -----------          -----------      ------------
  TOTAL LIABILITIES & EQUITY           11833400.48          5967656.44          13933054.70          45438269.62       77172381.24
                                       ===========          ==========          ===========          ===========      ============



                                          TOT TGF            TOT DAWSON          TOT OTH SUB           TOTAL MBG      GRAND TOTAL
                                          -------            ----------          -----------           ---------      -----------
   INCOME                                                                  CONSOLIDATED 1/31/2000
GROSS SALES LESS RETURNS                7044677.71          17279082.62          10730603.33          14065751.91     49120115.57
COST OF GOODS SOLD                      3197592.58          16493774.09           6985018.00           7342413.95     34018798.62
                                       -----------         ------------          -----------          -----------     -----------
GROSS PROFIT                            3847085.13            785308.53           3745585.33           6723337.96     15101316.95
DIVIDEND INCOME                               0.00                 0.00                 0.00                45.02           45.02
INTEREST INCOME                          166102.09            130872.26             13560.31           1027188.12      1337722.78
GROSS RENTS                              443333.02                 0.00             47681.28            187260.33       678274.63
GAIN(LOSS)SALE OF FIXED ASSETS              110.08                 0.00             66057.06              1125.02        67292.16
SERVICE CALLS & CONTRACTED SER           210274.73                 0.00            156712.41            268597.60       635584.74
ADMINISTRATIVE FEE                      -151896.90            -24000.00            -60555.13            236410.16          -41.87
CYLINDER & LEASE INCOME                  142713.17              2556.00               957.45             33575.43       179802.05
MISCELLANEOUS INCOME                      16943.89               100.05              2417.04            175628.66       195089.64
                                       -----------         ------------          -----------          -----------     -----------
   TOTAL INCOME                         4674665.21            894836.84           3972415.75           8653168.30     18195086.10
                                       -----------         ------------          -----------          -----------     -----------
SALARIES & WAGES                        1677109.64            133678.32            875131.90           2695562.19      5381482.05
REPAIRS                                  157595.36                 0.00            166098.24            415943.92       739637.52
BAD DEBTS                                 72963.71             18000.00             40217.86             44375.92       175557.49
RENTS                                     16948.71             28697.03             65167.05            142952.00       253764.79
TAXES                                    212147.29              7894.89            159740.89            301481.01       681264.08
INTEREST                                 195247.42            257489.53            414625.47           1668432.02      2535794.44
CONTRIBUTIONS                             11386.86                 0.00              1425.68              5933.45        18745.99
DEPRECIATION                             621604.97            113912.36            703158.17           1146641.28      2585316.78
ADVERTISING                               51799.71               664.22             20348.76            352638.13       425450.82
PENSION, PROFIT SHARING                    6282.80               861.32              3364.13             22003.07        32511.32
EMPLOYEE BENEFIT PROGRAMS                220405.61              3084.42             74175.43            227751.76       525417.22
AMORTIZATION                                  0.00                 0.00              2420.40            210900.33       213320.73
BONDS & LICENSES                          10040.13               160.00               744.30              9821.78        20766.21
DUES & SUBSCRIPTIONS                       6876.64              3047.95              1843.06             14161.71        25929.36
INSURANCE                                130897.00             15271.00             42442.99            139924.25       328535.24
PROFESSIONAL FEES                         13961.00             15967.02             68760.44            128380.21       227068.67
ADMINISTRATIVE, OFFICE                   115777.01             38679.50             65965.15            236668.78       457090.44
AUTO & TRUCK EXPENSE                     514315.77                 0.00            121390.22            578057.08      1213763.07
TRAVEL                                    99768.85           -139923.97              4621.62            201530.47       165996.97
TELEPHONE                                 64660.09             10433.44             13054.29             64306.01       152453.83
UTILITIES                                 63615.05                 0.00             14999.58             59744.41       138359.04
SELLING EXPENSE                             791.75                 0.00             13869.40             20217.79        34878.94
SHOP SUPPLIES EXPENSE                     17512.89                 0.00             11833.58             32303.78        61650.25
MISCELLANEOUS                             14669.25              2250.40             41909.44             24623.36        83452.45
OUTSIDE SERVICES & COLLECTION             72241.85              6000.00            107566.47            -85374.07       100434.25
UTILITY MERCHANDISING, JOBBING                0.00                 0.00                 0.00                 0.00            0.00
UTILITY PLANT OPERATING EXPENS                0.00                 0.00             35987.25                 0.00        35987.25
COMMITMENT FEE                                0.00                 0.00                 0.00                 0.00            0.00
                                       -----------         ------------          -----------          -----------     -----------
   TOTAL DEDUCTIONS                     4368619.36            516167.43           3070861.77           8658980.64     16614629.20
   INCOME TAXES                          115000.00            181800.00            341900.22              6300.00       645000.22
                                       -----------         ------------          -----------          -----------     -----------
NET INCOME(LOSS)                         191045.85            196869.41            559653.76            -12112.34       935456.68
                                       ===========         ============          ===========          ===========     ===========


                                    LA CROSSE      MONDOVI   RICHLAND CTR       C & H       CHETEK      PRAIRIE
                                    ---------      -------   ------------       -----       ------      -------
   ASSETS                                                    MIDWEST BOTTLE GAS CO 1/31/2000
CASH                               2370414.89      -525.02      7575.38       1629.29     10176.38      9164.98
TRADE NOTES AND ACCOUNTS REC        183034.87     64391.50     55252.14      94859.72     64844.09     19986.12
ALLOWANCE FOR BAD DEBTS             -20000.00     -3000.00     -4500.00     -11000.00     -2500.00     -2500.00
INVENTORIES                        1343743.74     59252.13     51771.28      29968.25     20153.65     27388.46
PREPAID EXPENSES                     35193.00      4376.00      5122.00       4350.00      5646.00      2404.00
ACCRUED INTEREST RECEIVABLE              0.00         0.00         0.00          0.00         0.00         0.00
NOTES RECEIVABLE,OTHER                   0.00         0.00         0.00          0.00         0.00         0.00
LOANS TO STOCKHOLDERS                76750.44         0.00         0.00          0.00         0.00         0.00
NOTES RECEIVABLE, INTERCOMPANY    16889866.33         0.00         0.00          0.00         0.00         0.00
OTHER INVESTMENTS                   125239.59       734.87         0.00          0.00         0.00         0.00
BUILDINGS & OTHER DEPRECIABLE      5286012.64    681245.49    628852.08    1073528.21    967643.60    376389.07
ACCUMULATED DEPRECIATION          -3118219.37   -483454.93   -498112.59    -764034.25   -536077.26   -252803.56
LAND                                348806.46      5296.82      1221.00      13022.00     12000.00      9000.00
INTANGIBLE ASSETS                        0.00         0.00         0.00       1000.00      1000.00         0.00
CSV LIFE INSURANCE                 1005898.53         0.00         0.00          0.00         0.00         0.00
INVESTMENT IN WHOLLY OWNED SUB    11753212.89         0.00         0.00          0.00         0.00         0.00
INVESTMENT IN ASSOCIATED CO          76084.03         0.00         0.00          0.00         0.00         0.00
UNAMORTIZED DEFERRED DEBT EXPE       52434.95         0.00         0.00          0.00         0.00         0.00
LAND HELD FOR INVESTMENT                 0.00         0.00         0.00          0.00         0.00         0.00
GOODWILL                            405944.50         0.00         0.00          0.00      5611.00      2046.00
MISCELLANEOUS DEFERRED DEBITS            0.00         0.00         0.00          0.00         0.00         0.00
                                  -----------    ---------   ----------    ----------   ----------   ----------
  TOTAL ASSETS                    36814417.49    328316.86    247181.29     443323.22    548497.46    191075.07
                                  ===========    =========   ==========    ==========   ==========   ==========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                   1451445.52     22748.13     47022.36       7429.18     31532.07      3746.36
ACCRUED PAYROLL                     107722.71      5158.58      8033.56       2454.71      5193.67      3227.75
TAXES OTHER THAN INCOME              56498.08      3072.52      3208.91       4507.70      3632.75      2489.17
INTEREST PAYABLE                    185104.09         0.00         0.00          0.00         0.00         0.00
INCOME TAXES PAYABLE                138103.41         0.00         0.00          0.00         0.00         0.00
CUSTOMER DEPOSITS                    35745.78      3900.00         0.00          0.00         0.00       100.00
DIVIDENDS PAYABLE                        0.00         0.00         0.00          0.00         0.00         0.00
OTHER CURRENT LIABILITIES           324852.40         0.00         0.00        550.00         0.00         0.00
NOTES PAYABLE INTERCOMPANY         6189006.64     17985.55     20310.00     247958.73    188223.56    301721.99
NOTES PAYABLE                     10043451.64         0.00         0.00          0.00         0.00         0.00
DEFERRED INCOME TAXES               161000.00     95200.00     96100.00      45600.00    125500.00     36900.00
OTHER DEFERRED CREDITS                   0.00         0.00         0.00          0.00         0.00         0.00
DEFERRED LOSS                            0.00         0.00         0.00          0.00         0.00         0.00
PREFERRED STOCK                          0.00         0.00         0.00          0.00         0.00         0.00
COMMON STOCK                        179700.00         0.00         0.00          0.00         0.00         0.00
PAID IN OR CAPITAL SURPLUS            2500.00         0.00         0.00          0.00         0.00         0.00
RETAINED EARNINGS                 17943187.22    180252.08     72506.46     134822.90    194415.41   -157110.20
TREASURY STOCK                       -3900.00         0.00         0.00          0.00         0.00         0.00
                                  -----------    ---------   ----------    ----------   ----------   ----------
   TOTAL LIABILITIES & EQUITY     36814417.49    328316.86    247181.29     443323.22    548497.46    191075.07
                                  ===========    =========   ==========    ==========   ==========   ==========




                                       TRUCK TRANS         TANK CAR           WILL`S          REEDSGAS
                                       -----------         --------           ------          --------
ASSETS                                                       MIDWEST BOTTLE GAS CO 1/31/2000
CASH                                      -5379.87           -85.76         13485.61          15299.37
TRADE NOTES AND ACCOUNTS REC                  0.00         46736.74         69500.15         122198.80
ALLOWANCE FOR BAD DEBTS                       0.00             0.00         -8000.00         -10000.00
INVENTORIES                                   0.00             0.00        107135.98          67805.15
PREPAID EXPENSES                           3245.00             0.00          9700.00          14671.69
ACCRUED INTEREST RECEIVABLE                   0.00             0.00             0.00              0.00
NOTES RECEIVABLE,OTHER                        0.00             0.00             0.00              0.00
LOANS TO STOCKHOLDERS                         0.00             0.00             0.00              0.00
NOTES RECEIVABLE, INTERCOMPANY                0.00             0.00             0.00              0.00
OTHER INVESTMENTS                           575.68             0.00             0.00              0.00
BUILDINGS & OTHER DEPRECIABLE            416626.18        344646.00       1606803.54        2043348.83
ACCUMULATED DEPRECIATION                -286638.15       -344646.00       -948034.89        -847302.16
LAND                                          0.00             0.00          7000.00          14000.00
INTANGIBLE ASSETS                             0.00             0.00             0.00              0.00
CSV LIFE INSURANCE                            0.00             0.00             0.00              0.00
INVESTMENT IN WHOLLY OWNED SUB                0.00             0.00             0.00              0.00
INVESTMENT IN ASSOCIATED CO                   0.00             0.00             0.00              0.00
UNAMORTIZED DEFERRED DEBT EXPE                0.00             0.00             0.00              0.00
LAND HELD FOR INVESTMENT                      0.00             0.00             0.00              0.00
GOODWILL                                      0.00             0.00          1000.00           5000.00
MISCELLANEOUS DEFERRED DEBITS                 0.00             0.00             0.00          56585.31
                                        ----------       ----------       ----------        ----------
  TOTAL ASSETS                           128428.84         46650.98        858590.39        1481606.99
                                        ==========       ==========       ==========        ==========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                          12040.47          9576.42         17231.17          65318.72
ACCRUED PAYROLL                            4605.45             0.00         12064.01           8618.33
TAXES OTHER THAN INCOME                       0.00             0.00          5727.01           7820.93
INTEREST PAYABLE                              0.00             0.00             0.00              0.00
INCOME TAXES PAYABLE                          0.00             0.00             0.00              0.00
CUSTOMER DEPOSITS                             0.00             0.00             0.00          23771.56
DIVIDENDS PAYABLE                             0.00             0.00             0.00              0.00
OTHER CURRENT LIABILITIES                     0.00             0.00            72.98           -200.00
NOTES PAYABLE INTERCOMPANY                23100.00         87714.18        691445.48        1130297.14
NOTES PAYABLE                                 0.00             0.00             0.00         949999.79
DEFERRED INCOME TAXES                    109600.00         14000.00        200800.00           2600.00
OTHER DEFERRED CREDITS                        0.00             0.00             0.00              0.00
DEFERRED LOSS                                 0.00             0.00             0.00              0.00
PREFERRED STOCK                               0.00             0.00             0.00              0.00
COMMON STOCK                                  0.00             0.00             0.00              0.00
PAID IN OR CAPITAL SURPLUS                    0.00             0.00             0.00              0.00
RETAINED EARNINGS                        -20917.08        -64639.62        -68750.26        -706619.48
TREASURY STOCK                                0.00             0.00             0.00              0.00
                                        ----------       ----------       ----------        ----------
   TOTAL LIABILITIES & EQUITY            128428.84         46650.98        858590.39        1481606.99
                                        ==========       ==========       ==========        ==========




                                         EAU CLAIRE       SHELL LAKE               MINOCQUA              TOTAL MBG
                                         ----------       ----------               --------              ---------
ASSETS                                                       MIDWEST BOTTLE GAS CO 1/31/2000
CASH                                       -2901.02          18299.32             10458.50              2447612.05
TRADE NOTES AND ACCOUNTS REC              108709.11         111182.91            205905.12              1146601.27
ALLOWANCE FOR BAD DEBTS                   -10000.00         -14000.00            -35000.00              -120500.00
INVENTORIES                                31404.47          30226.69             84532.43              1853382.23
PREPAID EXPENSES                            5029.00           5757.00             14550.00               110043.69
ACCRUED INTEREST RECEIVABLE                    0.00              0.00                 0.00                    0.00
NOTES RECEIVABLE,OTHER                         0.00              0.00                 0.00                    0.00
LOANS TO STOCKHOLDERS                          0.00              0.00                 0.00                76750.44
NOTES RECEIVABLE, INTERCOMPANY               645.00              0.00                 0.00             16890511.33
OTHER INVESTMENTS                              0.00              0.00                 0.00               126550.14
BUILDINGS & OTHER DEPRECIABLE             942900.32        1123035.55           2726182.24             18217213.75
ACCUMULATED DEPRECIATION                 -356775.90        -425787.66           -841702.55             -9703589.27
LAND                                       46432.50           5000.00             45000.00               506778.78
INTANGIBLE ASSETS                           1000.00           1000.00              7107.26                11107.26
CSV LIFE INSURANCE                             0.00              0.00                 0.00              1005898.53
INVESTMENT IN WHOLLY OWNED SUB                 0.00              0.00                 0.00             11753212.89
INVESTMENT IN ASSOCIATED CO                    0.00              0.00                 0.00                76084.03
UNAMORTIZED DEFERRED DEBT EXPE                 0.00              0.00                 0.00                52434.95
LAND HELD FOR INVESTMENT                       0.00              0.00                 0.00                    0.00
GOODWILL                                       0.00              0.00                 0.00               419601.50
MISCELLANEOUS DEFERRED DEBITS                  0.00              0.00            511990.74               568576.05
                                         ----------       -----------           ----------            ------------
  TOTAL ASSETS                            766443.48         854713.81           2729023.74             45438269.62
                                         ==========       ===========           ==========            ============
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                           29320.55          44342.23             51443.72              1793196.90
ACCRUED PAYROLL                             5792.54           9811.13             13873.59               186556.03
TAXES OTHER THAN INCOME                     4703.93           3050.73             13083.32               107795.05
INTEREST PAYABLE                               0.00              0.00             12401.64               197505.73
INCOME TAXES PAYABLE                           0.00              0.00                 0.00               138103.41
CUSTOMER DEPOSITS                              0.00              0.00                 0.00                63517.34
DIVIDENDS PAYABLE                              0.00              0.00                 0.00                    0.00
OTHER CURRENT LIABILITIES                    300.00              0.00                 0.00               325575.38
NOTES PAYABLE INTERCOMPANY               1095684.52         793644.55           1117965.63             11905057.97
NOTES PAYABLE                                  0.00              0.00           1640955.41             12634406.84
DEFERRED INCOME TAXES                     -29300.00          63200.00             94700.00              1015900.00
OTHER DEFERRED CREDITS                         0.00              0.00                 0.00                    0.00
DEFERRED LOSS                                  0.00              0.00                 0.00                    0.00
PREFERRED STOCK                                0.00              0.00                 0.00                    0.00
COMMON STOCK                                   0.00              0.00                 0.00               179700.00
PAID IN OR CAPITAL SURPLUS                     0.00              0.00                 0.00                 2500.00
RETAINED EARNINGS                        -340058.06         -59334.83           -215399.57             16892354.97
TREASURY STOCK                                 0.00              0.00                 0.00                -3900.00
                                         ----------       -----------           ----------            ------------
   TOTAL LIABILITIES & EQUITY             766443.48         854713.81           2729023.74             45438269.62
                                         ==========       ===========           ==========            ============




                                       LA CROSSE          MONDOVI     RICHLAND CTR            C & H
                                       ---------          -------     ------------            -----
   INCOME                                           MIDWEST BOTTLE GAS CO. 1/31/2000
GROSS SALES LESS RETURNS              5821663.58        678854.31        726038.81        568883.94
COST OF GOODS SOLD                    3399096.52        362549.92        394986.45        309173.42
                                      ----------        ---------      -----------      -----------
GROSS PROFIT                          2422567.06        316304.39        331052.36        259710.52
DIVIDEND INCOME                             0.00             0.00             0.00             0.00
INTEREST INCOME                        978069.78          1950.05          3743.82          4570.86
GROSS RENTS                            179315.33          2555.00           540.00           200.00
GAIN(LOSS)SALE OF FIXED ASSETS            302.93             0.00          -785.00             0.00
SERVICE CALLS & CONTRACTED SER         146688.35          7670.44         14339.38          6268.25
ADMINISTRATIVE FEE                     412188.86        -17287.52        -17639.26        -13770.29
CYLINDER & LEASE INCOME                   689.95           500.00            37.00            89.00
MISCELLANEOUS INCOME                   173236.21         -3504.48           124.15           130.00
                                      ----------        ---------      -----------      -----------
   TOTAL INCOME                       4313058.47        308187.88        331412.45        257198.34
                                      ----------        ---------      -----------      -----------
SALARIES & WAGES                      1390957.63         91244.30        120587.01         94288.75
REPAIRS                                228187.39         17930.21          5246.11         12032.17
BAD DEBTS                                9020.38          1120.41          3464.22          7591.77
RENTS                                  131932.00             0.00          2220.00             0.00
TAXES                                  173763.73          9284.22         11545.91         10597.66
INTEREST                              1004862.58           208.90           367.77         17417.53
CONTRIBUTIONS                            3522.02           346.39           216.26            83.34
DEPRECIATION                           204959.84         42597.07         34660.08         56719.80
ADVERTISING                            223349.60          6272.88          8570.34         10571.15
PENSION, PROFIT SHARING                 15200.14           426.69          1373.06           -45.00
EMPLOYEE BENEFIT PROGRAMS               56906.97         11999.83         12835.22         14069.08
AMORTIZATION                            48268.29             0.00             0.00             0.00
BONDS & LICENSES                         1100.00             0.00           180.00             0.00
DUES & SUBSCRIPTIONS                     9302.81           419.34           519.34           412.84
INSURANCE                               46390.25          6120.00          6849.00          5958.00
PROFESSIONAL FEES                      118121.96           700.00           700.00           700.00
ADMINISTRATIVE, OFFICE                 140202.52          8867.34          5337.59          8337.00
AUTO & TRUCK EXPENSE                   211501.82         24946.38         14728.50         24844.13
TRAVEL                                 198487.85           561.77             0.00             0.00
TELEPHONE                               26560.09          4063.26          3060.27          2360.61
UTILITIES                               32877.99          3825.46          1460.09          1734.80
SELLING EXPENSE                          7204.45          1965.00          1200.00          1438.24
SHOP SUPPLIES EXPENSE                   13672.19          1865.32           535.46          2008.18
MISCELLANEOUS                           10107.27           445.01          2700.62           453.04
OUTSIDE SERVICES & COLLECTION         -151651.64          6605.81          6512.15          4153.01
UTILITY MERCHANDISING, JOBBING              0.00             0.00             0.00             0.00
UTILITY PLANT OPERATING EXPENS              0.00             0.00             0.00             0.00
COMMITMENT FEE                              0.00             0.00             0.00             0.00
                                      ----------        ---------      -----------      -----------
   TOTAL DEDUCTIONS                   4154808.13        241815.59        244869.00        275726.10
   INCOME TAXES                         64300.00         22400.00         29200.00         -6200.00
                                      ----------        ---------      -----------      -----------
NET INCOME(LOSS)                        93950.34         43972.29         57343.45        -12327.76
                                      ==========        =========      ===========      ===========



                                         CHETEK          PRAIRIE         TRUCK TRANS        TANK CAR         WILL`S
                                         ------          -------         -----------        --------         ------
   INCOME                                                     MIDWEST BOTTLE GAS CO. 1/31/2000
GROSS SALES LESS RETURNS              609502.03        243979.97                0.00        45448.80     1090080.16
COST OF GOODS SOLD                    334658.43        117680.82          -446063.12            0.00      570102.04
                                     ----------       ----------          ----------      ----------    -----------
GROSS PROFIT                          274843.60        126299.15           446063.12        45448.80      519978.12
DIVIDEND INCOME                            0.00             0.00                0.00            0.00           0.00
INTEREST INCOME                         1905.94           975.98              275.85            0.00        3516.50
GROSS RENTS                             1630.00           280.00                0.00            0.00        1000.00
GAIN(LOSS)SALE OF FIXED ASSETS          -527.02           100.00                0.00            0.00           0.00
SERVICE CALLS & CONTRACTED SER          7292.76          5625.48                0.00            0.00       15291.73
ADMINISTRATIVE FEE                    -15861.19         -5307.13           -11400.00            0.00      -24991.32
CYLINDER & LEASE INCOME                 3720.95          2426.50                0.00            0.00         465.64
MISCELLANEOUS INCOME                     606.11           377.10                0.00            0.00        2205.80
                                     ----------       ----------          ----------      ----------    -----------
   TOTAL INCOME                       273611.15        130777.08           434938.97        45448.80      517466.47
                                     ----------       ----------          ----------      ----------    -----------
SALARIES & WAGES                       90328.43         61151.67            98414.66            0.00      150181.74
REPAIRS                                 5224.10          3821.66            58241.76        11887.72       15461.26
BAD DEBTS                               2414.28             3.04                0.00            0.00        -995.86
RENTS                                      0.00          1600.00                0.00            0.00           0.00
TAXES                                   9737.08          6984.32                0.00          482.26       14829.95
INTEREST                               15402.14         22738.91              117.50         7488.20       53868.31
CONTRIBUTIONS                            373.34           233.34                0.00            0.00         380.60
DEPRECIATION                           70667.70         25393.27            40967.57            0.00      105736.68
ADVERTISING                             5654.20          7278.44                0.00            0.00       22740.50
PENSION, PROFIT SHARING                  351.36           200.00                0.00            0.00         917.77
EMPLOYEE BENEFIT PROGRAMS              10625.94          2562.04            41782.30            0.00       16482.56
AMORTIZATION                               0.00             0.00                0.00            0.00           0.00
BONDS & LICENSES                         375.00           150.00             6144.78            0.00         372.00
DUES & SUBSCRIPTIONS                     439.34           569.34                0.00          365.00         501.34
INSURANCE                               8294.00          3333.00             3109.00            0.00       12447.00
PROFESSIONAL FEES                        700.00           700.00              275.00          275.00        1270.50
ADMINISTRATIVE, OFFICE                  5946.78          3985.50               62.70          130.69       12738.63
AUTO & TRUCK EXPENSE                   14945.66          9444.28            58310.00            0.00       43639.50
TRAVEL                                     0.00             0.00             2196.33            0.00          66.74
TELEPHONE                               1877.64          1788.37             1559.29            0.00        2776.40
UTILITIES                               1604.59          1597.02               57.37            0.00        4764.98
SELLING EXPENSE                          410.00           380.00                0.00            0.00        1120.73
SHOP SUPPLIES EXPENSE                   2680.15           786.82                0.00            0.00        2956.79
MISCELLANEOUS                            531.65           260.87              152.67         5894.83         582.00
OUTSIDE SERVICES & COLLECTION           6074.11          6000.00             3600.00            0.00        7368.89
UTILITY MERCHANDISING, JOBBING             0.00             0.00                0.00            0.00           0.00
UTILITY PLANT OPERATING EXPENS             0.00             0.00                0.00            0.00           0.00
COMMITMENT FEE                             0.00             0.00                0.00            0.00           0.00
                                     ----------       ----------          ----------      ----------    -----------
   TOTAL DEDUCTIONS                   254657.49        160961.89           314990.93        26523.70      470209.01
   INCOME TAXES                         6000.00        -10600.00            40300.00         6500.00       14100.00
                                     ----------       ----------          ----------      ----------    -----------
NET INCOME(LOSS)                       12953.66        -19584.81            79648.04        12425.10       33157.46
                                     ==========       ==========          ==========      ==========    ===========



                                        REEDSGAS       EAU CLAIRE       SHELL LAKE          MINOCQUA         TOTAL MBG
                                        --------       ----------       ----------          --------         ---------
   INCOME                                                        MIDWEST BOTTLE GAS CO. 1/31/2000
GROSS SALES LESS RETURNS              1203704.80        634582.53        706675.48        1736337.50        14065751.91
COST OF GOODS SOLD                     641760.65        335834.70        398458.19         924175.93         7342413.95
                                     -----------       ----------       ----------        ----------        -----------
GROSS PROFIT                           561944.15        298747.83        308217.29         812161.57         6723337.96
DIVIDEND INCOME                            45.02             0.00             0.00              0.00              45.02
INTEREST INCOME                          7450.43          3561.00          7488.30          13679.61         1027188.12
GROSS RENTS                               370.00          1370.00             0.00              0.00          187260.33
GAIN(LOSS)SALE OF FIXED ASSETS            179.49         -1167.36          -527.02           3549.00            1125.02
SERVICE CALLS & CONTRACTED SER          16735.64          5998.05          8557.55          34129.97          268597.60
ADMINISTRATIVE FEE                     -30538.45        -16642.06        -19487.39          -2854.09          236410.16
CYLINDER & LEASE INCOME                   278.00           977.00            91.00          24300.39           33575.43
MISCELLANEOUS INCOME                      250.18           956.94           247.02            999.63          175628.66
                                     -----------       ----------       ----------        ----------        -----------
   TOTAL INCOME                        556714.46        293801.40        304586.75         885966.08         8653168.30
                                     -----------       ----------       ----------        ----------        -----------
SALARIES & WAGES                       161180.61        103469.57         90362.14         243395.68         2695562.19
REPAIRS                                 21125.10         12901.05         10191.27          13694.12          415943.92
BAD DEBTS                                -240.61          4478.41          3268.29          14251.59           44375.92
RENTS                                       0.00             0.00             0.00           7200.00          142952.00
TAXES                                   16074.14         14213.09          7830.64          26138.01          301481.01
INTEREST                               173137.83         79246.90         58088.88         235486.57         1668432.02
CONTRIBUTIONS                             118.34           283.34           169.14            207.34            5933.45
DEPRECIATION                           156860.17         93283.11         91216.77         223579.22         1146641.28
ADVERTISING                              8582.78          9907.79          4804.81          44905.64          352638.13
PENSION, PROFIT SHARING                    82.50           630.75           678.29           2187.51           22003.07
EMPLOYEE BENEFIT PROGRAMS               26108.75          7665.35          4666.37          22047.35          227751.76
AMORTIZATION                            75447.24             0.00             0.00          87184.80          210900.33
BONDS & LICENSES                          750.00             0.00           375.00            375.00            9821.78
DUES & SUBSCRIPTIONS                      419.34           419.34           419.34            374.34           14161.71
INSURANCE                               12369.00          7207.00          8112.00          19736.00          139924.25
PROFESSIONAL FEES                         700.00           700.00           700.00           2837.75          128380.21
ADMINISTRATIVE, OFFICE                  15997.46          4287.48          8599.35          22175.74          236668.78
AUTO & TRUCK EXPENSE                    61644.93         30775.12         36472.11          46804.65          578057.08
TRAVEL                                    164.80            52.98             0.00              0.00          201530.47
TELEPHONE                                2974.92          6393.30          2763.00           8128.86           64306.01
UTILITIES                                3836.89          2484.58          1356.67           4143.97           59744.41
SELLING EXPENSE                          1490.00          1523.07          1736.30           1750.00           20217.79
SHOP SUPPLIES EXPENSE                    1580.84          1814.77           848.06           3555.20           32303.78
MISCELLANEOUS                             571.68           621.59           361.91           1940.22           24623.36
OUTSIDE SERVICES & COLLECTION            7411.15          6348.95          6203.50           6000.00          -85374.07
UTILITY MERCHANDISING,JOBBING               0.00             0.00             0.00              0.00               0.00
UTILITY PLANT OPERATING EXPENS              0.00             0.00             0.00              0.00               0.00
COMMITMENT FEE                              0.00             0.00             0.00              0.00               0.00
                                     -----------       ----------       ----------        ----------        -----------
   TOTAL DEDUCTIONS                    748387.86        388707.54        339223.84        1038099.56         8658980.64
   INCOME TAXES                        -68500.00        -31600.00        -10500.00         -49100.00            6300.00
                                     -----------       ----------       ----------        ----------        -----------
NET INCOME(LOSS)                      -123173.40        -63306.14        -24137.09        -103033.48          -12112.34
                                     ===========       ==========       ==========        ==========        ===========



                                              TGF-HDQE            KAY DAWSON      COMMERCIAL          EARLY          MORING
                                              --------            ----------      ----------          -----          ------
   ASSETS                                                     TRU- GAS OF FLORIDA, INC. 1/31/2000
CASH                                            -810.00             -15843.63        11408.70       -8889.74       124563.15
TRADE NOTES AND ACCOUNTS REC                       0.00              77364.38        64593.93       86753.41       621127.47
ALLOWANCE FOR BAD DEBTS                            0.00              -9000.00        -3000.00       -4700.00       -60000.00
INVENTORIES                                  -154518.03              76446.84       103767.77       43528.22       394605.71
PREPAID EXPENSES                                 538.00              13234.00         8926.25        5094.00        42948.00
ACCRUED INTEREST RECEIVABLE                        0.00                  0.00            0.00           0.00            0.00
NOTES RECEIVABLE,OTHER                             0.00                  0.00            0.00           0.00            0.00
LOANS TO STOCKHOLDERS                              0.00                  0.00            0.00           0.00            0.00
NOTES RECEIVABLE, INTERCOMPANY               5427758.66                  0.00        18380.87           0.00         8280.50
OTHER INVESTMENTS                                  0.00                  0.00            0.00           0.00            0.00
BUILDINGS & OTHER DEPRECIABLE                  68660.38            1212101.89      1037372.62      621380.68      5533866.56
ACCUMULATED DEPRECIATION                      -40788.99            -681033.51      -923637.51     -524514.88     -3679775.40
LAND                                               0.00              18000.00        35445.66        4000.00        75619.92
INTANGIBLE ASSETS                                  0.00                  0.00            0.00           0.00            0.00
CSV LIFE INSURANCE                                 0.00                  0.00            0.00           0.00            0.00
INVESTMENT IN WHOLLY OWNED SUB                     0.00                  0.00            0.00           0.00            0.00
INVESTMENT IN ASSOCIATED CO                        0.00                  0.00            0.00           0.00            0.00
UNAMORTIZED DEFERRED DEBT EXPE                     0.00                  0.00            0.00           0.00            0.00
LAND HELD FOR INVESTMENT                           0.00                  0.00            0.00           0.00            0.00
GOODWILL                                           0.00               2000.00            0.00        1000.00         1000.00
MISCELLANEOUS DEFERRED DEBITS                      0.00             169819.13            0.00           0.00            0.00
                                             ----------           -----------     -----------    -----------     -----------
  TOTAL ASSETS                               5300840.02             863089.10       353258.29      223651.69      3062235.91
                                             ==========           ===========     ===========    ===========     ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                   0.00              38165.93        51586.91       10717.53       122436.53
ACCRUED PAYROLL                                22792.80              16404.53        14671.37        6058.56        49084.60
TAXES OTHER THAN INCOME                          860.68               5870.27         6533.33        7683.44        33875.70
INTEREST PAYABLE                                   0.00                  0.00            0.00           0.00            0.00
INCOME TAXES PAYABLE                           -1653.32                  0.00            0.00           0.00            0.00
CUSTOMER DEPOSITS                                  0.00                  0.00        64850.00           0.00            0.00
DIVIDENDS PAYABLE                                  0.00                  0.00            0.00           0.00            0.00
OTHER CURRENT LIABILITIES                          0.00                  0.00            0.00           0.00          630.66
NOTES PAYABLE INTERCOMPANY                         0.00            1643698.94        24750.98       45820.55       430530.31
NOTES PAYABLE                                      0.00                  0.00            0.00           0.00            0.00
DEFERRED INCOME TAXES                        -111000.00              29800.00       142500.00       48700.00       635000.00
OTHER DEFERRED CREDITS                             0.00                  0.00            0.00           0.00            0.00
DEFERRED LOSS                                      0.00                  0.00            0.00           0.00            0.00
PREFERRED STOCK                                    0.00                  0.00            0.00           0.00            0.00
COMMON STOCK                                       0.00                  0.00          500.00           0.00            0.00
PAID IN OR CAPITAL SURPLUS                         0.00                  0.00       188466.06           0.00            0.00
RETAINED EARNINGS                            5389839.86            -870850.57      -140600.36      104671.61      1790678.11
TREASURY STOCK                                     0.00                  0.00            0.00           0.00            0.00
                                             ----------           -----------     -----------    -----------     -----------
   TOTAL LIABILITIES & EQUITY                5300840.02             863089.10       353258.29      223651.69      3062235.91
                                             ==========           ===========     ===========    ===========     ===========




                                         THRIFTY         TROUP       ECONOMY           MARION CTY             ARROWOOD     TOTAL TGF
                                         -------         -----       -------           ----------             --------     ---------
   ASSETS                                                            TRU- GAS OF FLORIDA, INC. 1/31/2000
CASH                                    25135.91      12313.99       2171.14             -1317.72             -1458.41     147273.39
TRADE NOTES AND ACCOUNTS REC            56233.56      60357.26      33224.26             45942.81             -7134.84    1038462.24
ALLOWANCE FOR BAD DEBTS                 -5500.00      -2500.00      -3000.00             -3500.00                 0.00     -91200.00
INVENTORIES                             74229.36      60662.59      47742.60             28367.12                 0.00     674832.18
PREPAID EXPENSES                         7019.00       8674.00       5362.00              2070.00              7819.00     101684.25
ACCRUED INTEREST RECEIVABLE                 0.00          0.00          0.00                 0.00                 0.00          0.00
NOTES RECEIVABLE,OTHER                      0.00          0.00          0.00                 0.00                 0.00          0.00
LOANS TO STOCKHOLDERS                       0.00          0.00          0.00                 0.00                 0.00          0.00
NOTES RECEIVABLE, INTERCOMPANY            550.98          0.00       1419.38              1425.73                 0.00    5457816.12
OTHER INVESTMENTS                           0.00          0.00          0.00                 0.00                 0.00          0.00
BUILDINGS & OTHER DEPRECIABLE         1087325.36     829218.31     602733.42            521680.76            527448.11   12041788.09
ACCUMULATED DEPRECIATION              -747559.10    -716680.59    -391105.57           -371960.97           -421768.53   -8498825.05
LAND                                    98708.06       9000.00      90769.15             15450.00            439707.34     786700.13
INTANGIBLE ASSETS                           0.00          0.00          0.00                 0.00                 0.00          0.00
CSV LIFE INSURANCE                          0.00          0.00          0.00                 0.00                 0.00          0.00
INVESTMENT IN WHOLLY OWNED SUB              0.00          0.00          0.00                 0.00                 0.00          0.00
INVESTMENT IN ASSOCIATED CO                 0.00          0.00          0.00                 0.00                 0.00          0.00
UNAMORTIZED DEFERRED DEBT EXPE              0.00          0.00          0.00                 0.00                 0.00          0.00
LAND HELD FOR INVESTMENT                    0.00          0.00          0.00                 0.00                 0.00          0.00
GOODWILL                                 1050.00          0.00          0.00                 0.00                 0.00       5050.00
MISCELLANEOUS DEFERRED DEBITS               0.00          0.00          0.00                 0.00                 0.00     169819.13
                                      ----------   -----------   -----------         ------------           ----------   -----------
  TOTAL ASSETS                         597193.13     261045.56     389316.38            238157.73            544612.67   11833400.48
                                      ==========   ===========   ===========         ============           ==========   ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                         1588.17      13244.78      24263.06             10636.69              1889.84     274529.44
ACCRUED PAYROLL                          9697.14      11883.73       2655.46              3653.42              3279.99     140181.60
TAXES OTHER THAN INCOME                  4144.65       8045.86       2113.45              1991.11              4175.24      75293.73
INTEREST PAYABLE                            0.00          0.00          0.00                 0.00              1260.43       1260.43
INCOME TAXES PAYABLE                        0.00          0.00          0.00                 0.00                 0.00      -1653.32
CUSTOMER DEPOSITS                       52444.70      50730.00          0.00              7415.00                 0.00     175439.70
DIVIDENDS PAYABLE                           0.00          0.00          0.00                 0.00                 0.00          0.00
OTHER CURRENT LIABILITIES                -100.50         63.65          0.00                 0.00                 0.00        593.81
NOTES PAYABLE INTERCOMPANY             151914.68      66982.50     429838.23             30589.03             59022.41    2883147.63
NOTES PAYABLE                               0.00          0.00          0.00                 0.00            171483.82     171483.82
DEFERRED INCOME TAXES                  145800.00     125000.00     118400.00            107000.00            130200.00    1371400.00
OTHER DEFERRED CREDITS                      0.00          0.00          0.00                 0.00                 0.00          0.00
DEFERRED LOSS                               0.00          0.00          0.00                 0.00                 0.00          0.00
PREFERRED STOCK                             0.00          0.00          0.00                 0.00                 0.00          0.00
COMMON STOCK                              500.00       2500.00          0.00                 0.00                 0.00       3500.00
PAID IN OR CAPITAL SURPLUS                  0.00       7500.00          0.00                 0.00                 0.00     195966.06
RETAINED EARNINGS                      231204.29     -24904.96    -187953.82             76872.48            173300.94    6542257.58
TREASURY STOCK                              0.00          0.00          0.00                 0.00                 0.00          0.00
                                      ----------   -----------   -----------         ------------           ----------   -----------
   TOTAL LIABILITIES & EQUITY          597193.13     261045.56     389316.38            238157.73            544612.67    1833400.48
                                      ==========   ===========   ===========         ============           ==========   ===========

                                     TGF-HDQ       KAY DAWSON          COMMERCIAL          EARLY          MORING           THRIFTY
                                     -------       ----------          ----------          -----          ------           -------
                                                                 TRU- GAS OF FLORIDA, INC. 1/31/2000

   INCOME
GROSS SALES LESS RETURNS                 0.00      684207.67           603175.05        555011.42       3583207.64         441988.15
COST OF GOODS SOLD                  146520.94      299107.29           244023.61        283155.31       1693589.63         127687.27
                                   ----------      ---------           ---------        ---------       ----------
GROSS PROFIT                       -146520.94      385100.38           359151.44        271856.11       1889618.01         314300.88
DIVIDEND INCOME                          0.00           0.00                0.00             0.00             0.00              0.00
INTEREST INCOME                     114278.47        4589.55             1558.62          1996.61         36494.58           2090.37
GROSS RENTS                          10366.46           0.00             4471.70             0.00         14000.00              0.00
GAIN(LOSS)SALE OF FIXED ASSETS           0.00           0.00                0.00             0.00           150.00              0.00
SERVICE CALLS & CONTRACTED SER           0.00       21536.83            33619.42         13365.00         74680.09          23478.41
ADMINISTRATIVE FEE                       0.00      -11639.52           -10935.46        -13591.63        -68846.28          -5452.70
CYLINDER & LEASE INCOME                  0.00       18201.08            21943.44         15350.48            48.00          24382.00
MISCELLANEOUS INCOME                     0.00        1314.44             2149.33          3897.15          2853.52           3461.32
                                    ---------     ----------           ---------        ---------       ----------         ---------

   TOTAL INCOME                     -21876.01      419102.76           411958.49        292873.72       1948997.92         362260.28
                                    ---------     ----------           ---------        ---------       ----------         ---------

SALARIES & WAGES                    109155.66      217655.75           149642.40         97893.61        664284.43         118823.11
REPAIRS                                294.93       17772.81            15063.02          6011.25         76226.10           9145.99
BAD DEBTS                                0.00       13790.50             1078.08          2822.07         50066.77           1235.21
RENTS                                    0.00        9703.71             3645.00             0.00             0.00              0.00
TAXES                                 6844.37       18824.50            18066.11          8539.01         69338.48          15572.48
INTEREST                                 0.00      116885.68              370.14          3401.34         24093.51           1091.77
CONTRIBUTIONS                            0.00         108.34               83.34            83.34         10690.14             83.34
DEPRECIATION                          6048.98       88930.62            31241.68         24209.57        318942.13          51472.08
ADVERTISING                              0.00        4672.50             3487.80          1477.02         17469.90           4204.20
PENSION, PROFIT SHARING                516.00         881.61              895.35           634.23          1370.64            725.79
EMPLOYEE BENEFIT PROGRAMS            10655.71       32682.38            16795.25         15402.37         92464.67          14329.30
AMORTIZATION                             0.00           0.00                0.00             0.00             0.00              0.00
BONDS & LICENSES                       165.00        1327.50             1053.00           125.00          2578.50            472.00
DUES & SUBSCRIPTIONS                     0.00         548.19              548.19           345.74          2237.76            578.19
INSURANCE                                0.00       15875.00            11243.00          8781.00         58894.00           9045.00
PROFESSIONAL FEES                      625.00        1084.00             1557.25          1450.00          3657.00           1418.75
ADMINISTRATIVE, OFFICE                  12.21       20149.07            13262.00          5824.41         39179.12          12611.01
AUTO & TRUCK EXPENSE                     0.00       54430.96            35155.77         33381.35        288666.41          22388.54
TRAVEL                               94772.57          25.00             1063.56           150.00          1978.75            713.14
TELEPHONE                                0.00       11894.95             3688.52          3312.91         31179.31           3764.92
UTILITIES                                0.00        4675.19             2647.05          3739.57         10518.26           3627.82
SELLING EXPENSE                          0.00         183.25                0.00             0.00            95.40             25.00
SHOP SUPPLIES EXPENSE                    0.00         803.89             1218.76          1519.21         12152.72            823.61
MISCELLANEOUS                           12.19        2027.60             2771.86           250.64          2699.52           1680.15
OUTSIDE SERVICES & COLLECTION         6000.00        7200.00             7462.46          7200.00         11291.49           7407.93
UTILITY MERCHANDISING, JOBBING           0.00           0.00                0.00             0.00             0.00              0.00
UTILITY PLANT OPERATING EXPENS           0.00           0.00                0.00             0.00             0.00              0.00
COMMITMENT FEE                           0.00           0.00                0.00             0.00             0.00              0.00
                                    ---------     ----------           ---------        ---------       ----------         ---------
   TOTAL DEDUCTIONS                 235102.62      642133.00           322039.59        226553.64       1790075.01         281239.33
   INCOME TAXES                     -98100.00      -85000.00            33600.00         24600.00         60700.00          30900.00
                                    ---------     ----------           ---------        ---------       ----------         ---------

NET INCOME(LOSS)                   -158878.63     -138030.24            56318.90         41720.08         98222.91          50120.95
                                    =========      =========           =========        =========       ==========         =========

                                      TROUP            ECONOMY              MARION CTY            ARROWOOD            TOTAL TGF
                                      -----            -------              ----------            --------            ---------

   INCOME
GROSS SALES LESS RETURNS             432276.47         316656.16             412405.15            15750.00            7044677.71
COST OF GOODS SOLD                   139364.14         110353.98             153790.41                0.00            3197592.58
                                     ---------         ---------             ---------           ---------            ----------
GROSS PROFIT                         292912.33         206302.18             258614.74            15750.00            3847085.13
DIVIDEND INCOME                           0.00              0.00                  0.00                0.00                  0.00
INTEREST INCOME                        1877.31           1639.33               1225.38              351.87             166102.09
GROSS RENTS                               0.00              0.00                154.00           414340.86             443333.02
GAIN(LOSS)SALE OF FIXED ASSETS            0.00              0.00                -39.92                0.00                110.08
SERVICE CALLS & CONTRACTED SER        22349.90           9149.13              12095.95                0.00             210274.73
ADMINISTRATIVE FEE                    -5539.72          -5059.71              -6831.88           -24000.00            -151896.90
CYLINDER & LEASE INCOME               34975.00          11576.91              16236.26                0.00             142713.17
MISCELLANEOUS INCOME                   1822.92            552.00                893.21                0.00              16943.89
                                     ---------         ---------             ---------           ---------            ----------

   TOTAL INCOME                      348397.74         224159.84             282347.74           406442.73            4674665.21
                                     ---------         ---------             ---------           ---------            ----------

SALARIES & WAGES                     129484.00          76359.99              81002.50            32808.19            1677109.64
REPAIRS                               16462.74           3321.73               2067.29            11229.50             157595.36
BAD DEBTS                              2394.85           1568.25                  7.98                0.00              72963.71
RENTS                                     0.00              0.00               3600.00                0.00              16948.71
TAXES                                 15987.66           7934.76               6550.43            44489.49             212147.29
INTEREST                               1451.55          31714.89                135.56            16102.98             195247.42
CONTRIBUTIONS                            83.34             83.34                 83.34               88.34              11386.86
DEPRECIATION                          17604.36          35814.81              32045.74            15295.00             621604.97
ADVERTISING                            3147.50           3739.38               9090.71             4510.70              51799.71
PENSION, PROFIT SHARING                 602.99            147.50                212.50              296.19               6282.80
EMPLOYEE BENEFIT PROGRAMS             23063.71           7967.69               6298.81              745.72             220405.61
AMORTIZATION                              0.00              0.00                  0.00                0.00                  0.00
BONDS & LICENSES                       1337.50            470.00                553.63             1958.00              10040.13
DUES & SUBSCRIPTIONS                    530.19            548.19                548.19              992.00               6876.64
INSURANCE                             12817.00           6609.00               2492.00             5141.00             130897.00
PROFESSIONAL FEES                      1385.00            967.00                967.00              850.00              13961.00
ADMINISTRATIVE, OFFICE                 9470.97           7038.48               6399.35             1830.39             115777.01
AUTO & TRUCK EXPENSE                  34266.62          22449.77              22768.31              808.04             514315.77
TRAVEL                                 1065.83              0.00                  0.00                0.00              99768.85
TELEPHONE                              5404.25           1603.84               2966.16              845.23              64660.09
UTILITIES                              3707.77           1210.19               2089.80            31399.40              63615.05
SELLING EXPENSE                          26.50             36.60                 25.00              400.00                791.75
SHOP SUPPLIES EXPENSE                   497.56            356.00                124.08               17.06              17512.89
MISCELLANEOUS                          1820.02           1687.38               1003.90              715.99              14669.25
OUTSIDE SERVICES & COLLECTION          7200.00           7688.49               7191.48             3600.00              72241.85
UTILITY MERCHANDISING, JOBBING            0.00              0.00                  0.00                0.00                  0.00
UTILITY PLANT OPERATING EXPENS            0.00              0.00                  0.00                0.00                  0.00
COMMITMENT FEE                            0.00              0.00                  0.00                0.00                  0.00
                                     ---------         ---------             ---------           ---------            ----------

   TOTAL DEDUCTIONS                  289811.91         219317.28             188223.76           174123.22            4368619.36
   INCOME TAXES                       22300.00           1700.00              35800.00            88500.00             115000.00
                                     ---------         ---------             ---------           ---------            ----------

NET INCOME(LOSS)                      36285.83           3142.56              58323.98           143819.51             191045.85
                                     =========         =========             =========           =========            ==========




                                                                         DAWSON NGL             DAWSON HDQ          TOTAL DAWSON
                                                                         ----------             ----------          ------------
   ASSETS                                                                                  DAWSON OIL CO., LTD 1/31/2000

CASH                                                                           50.00             -37713.98             -37663.98
TRADE NOTES AND ACCOUNTS REC                                              3425463.75                 27.72            3425491.47
ALLOWANCE FOR BAD DEBTS                                                    -89000.00                  0.00             -89000.00
INVENTORIES                                                               1014546.64             -29276.71             985269.93
PREPAID EXPENSES                                                            18675.86              11510.00              30185.86
ACCRUED INTEREST RECEIVABLE                                                     0.00                  0.00                  0.00
NOTES RECEIVABLE,OTHER                                                          0.00                  0.00                  0.00
LOANS TO STOCKHOLDERS                                                           0.00                  0.00                  0.00
NOTES RECEIVABLE, INTERCOMPANY                                             109052.62             683380.88             792433.50
OTHER INVESTMENTS                                                               0.00                  0.00                  0.00
BUILDINGS & OTHER DEPRECIABLE                                               42993.00            1245536.74            1288529.74
ACCUMULATED DEPRECIATION                                                   -32611.10            -395978.98            -428590.08
LAND                                                                            0.00                  0.00                  0.00
INTANGIBLE ASSETS                                                               0.00                  0.00                  0.00
CSV LIFE INSURANCE                                                              0.00                  0.00                  0.00
INVESTMENT IN WHOLLY OWNED SUB                                                  0.00                  0.00                  0.00
INVESTMENT IN ASSOCIATED CO                                                     0.00                  0.00                  0.00
UNAMORTIZED DEFERRED DEBT EXPE                                                  0.00                  0.00                  0.00
LAND HELD FOR INVESTMENT                                                        0.00                  0.00                  0.00
GOODWILL                                                                     1000.00                  0.00               1000.00
MISCELLANEOUS DEFERRED DEBITS                                                   0.00                  0.00                  0.00
                                                                          ----------            ----------            ----------

  TOTAL ASSETS                                                            4490170.77            1477485.67            5967656.44
                                                                          ==========            ==========            ==========

   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                                          2578165.00               9377.82            2587542.82
ACCRUED PAYROLL                                                             13722.47              19500.00              33222.47
TAXES OTHER THAN INCOME                                                      2316.81                  0.00               2316.81
INTEREST PAYABLE                                                                0.00                  0.00                  0.00
INCOME TAXES PAYABLE                                                            0.00               6359.33               6359.33
CUSTOMER DEPOSITS                                                               0.00                  0.00                  0.00
DIVIDENDS PAYABLE                                                               0.00                  0.00                  0.00
OTHER CURRENT LIABILITIES                                                    8382.88                  0.00               8382.88
NOTES PAYABLE INTERCOMPANY                                                1823551.10                  0.00            1823551.10
NOTES PAYABLE                                                                   0.00             703614.09             703614.09
DEFERRED INCOME TAXES                                                      124500.00              94600.00             219100.00
OTHER DEFERRED CREDITS                                                          0.00                  0.00                  0.00
DEFERRED LOSS                                                                   0.00                  0.00                  0.00
PREFERRED STOCK                                                                 0.00                  0.00                  0.00
COMMON STOCK                                                                10000.00                  0.00              10000.00
PAID IN OR CAPITAL SURPLUS                                                      0.00                  0.00                  0.00
RETAINED EARNINGS                                                          -70467.49             644034.43             573566.94
TREASURY STOCK                                                                  0.00                  0.00                  0.00
                                                                          ----------            ----------            ----------
   TOTAL LIABILITIES & EQUITY                                             4490170.77            1477485.67            5967656.44
                                                                          ==========            ==========            ==========



                                                                     DAWSON NGL             DAWSON HDQ            TOTAL DAWSON
                                                                     ----------             ----------            ------------

   INCOME                                                                             DAWSON OIL CO., LTD. 1/31/2000
GROSS SALES LESS RETURNS                                             17279082.62                   0.00            17279082.62
COST OF GOODS SOLD                                                   16468852.85               24921.24            16493774.09
                                                                     -----------              ---------            -----------
GROSS PROFIT                                                           810229.77              -24921.24              785308.53
DIVIDEND INCOME                                                             0.00                   0.00                   0.00
INTEREST INCOME                                                        117849.46               13022.80              130872.26
GROSS RENTS                                                                 0.00                   0.00                   0.00
GAIN(LOSS)SALE OF FIXED ASSETS                                              0.00                   0.00                   0.00
SERVICE CALLS & CONTRACTED SER                                              0.00                   0.00                   0.00
ADMINISTRATIVE FEE                                                     -24000.00                   0.00              -24000.00
CYLINDER & LEASE INCOME                                                  2556.00                   0.00                2556.00
MISCELLANEOUS INCOME                                                      100.05                   0.00                 100.05
                                                                     -----------              ---------            -----------

   TOTAL INCOME                                                        906735.28              -11898.44              894836.84
                                                                     -----------              ---------            -----------

SALARIES & WAGES                                                       114178.32               19500.00              133678.32
REPAIRS                                                                     0.00                   0.00                   0.00
BAD DEBTS                                                               18000.00                   0.00               18000.00
RENTS                                                                   13043.87               15653.16               28697.03
TAXES                                                                    7894.89                   0.00                7894.89
INTEREST                                                               193414.75               64074.78              257489.53
CONTRIBUTIONS                                                               0.00                   0.00                   0.00
DEPRECIATION                                                             2288.58              111623.78              113912.36
ADVERTISING                                                               664.22                   0.00                 664.22
PENSION, PROFIT SHARING                                                   861.32                   0.00                 861.32
EMPLOYEE BENEFIT PROGRAMS                                                3084.42                   0.00                3084.42
AMORTIZATION                                                                0.00                   0.00                   0.00
BONDS & LICENSES                                                           50.00                 110.00                 160.00
DUES & SUBSCRIPTIONS                                                     1381.95                1666.00                3047.95
INSURANCE                                                                4371.00               10900.00               15271.00
PROFESSIONAL FEES                                                       15342.02                 625.00               15967.02
ADMINISTRATIVE, OFFICE                                                  38493.43                 186.07               38679.50
AUTO & TRUCK EXPENSE                                                        0.00                   0.00                   0.00
TRAVEL                                                                   1724.16             -141648.13             -139923.97
TELEPHONE                                                                9967.19                 466.25               10433.44
UTILITIES                                                                   0.00                   0.00                   0.00
SELLING EXPENSE                                                             0.00                   0.00                   0.00
SHOP SUPPLIES EXPENSE                                                       0.00                   0.00                   0.00
MISCELLANEOUS                                                            2223.04                  27.36                2250.40
OUTSIDE SERVICES & COLLECTION                                               0.00                6000.00                6000.00
UTILITY MERCHANDISING,JOBBING                                               0.00                   0.00                   0.00
UTILITY PLANT OPERATING EXPENS                                              0.00                   0.00                   0.00
COMMITMENT FEE                                                              0.00                   0.00                   0.00
                                                                     -----------              ---------            -----------

   TOTAL DEDUCTIONS                                                    426983.16               89184.27              516167.43
   INCOME TAXES                                                        215300.00              -33500.00              181800.00
                                                                     -----------              ---------            -----------

NET INCOME(LOSS)                                                       264452.12              -67582.71              196869.41
                                                                     ===========              =========            ===========

                                                 HIAWATHA           MBG-MINN            OLSON`S             TOMAH
                                                 --------           --------            -------             -----
   ASSETS                                                           OTHER SUBSIDIARIES 1/31/2000

CASH                                              1826.79            7330.42             9492.48            4934.18
TRADE NOTES AND ACCOUNTS REC                     89981.17           49011.99            66154.26           74690.78
ALLOWANCE FOR BAD DEBTS                          -8000.00           -2600.00            -4500.00           -9000.00
INVENTORIES                                      12688.35           19664.58            32071.84           15180.25
PREPAID EXPENSES                                  5463.00            5468.00             7067.00            4031.00
ACCRUED INTEREST RECEIVABLE                          0.00               0.00                0.00               0.00
NOTES RECEIVABLE,OTHER                               0.00               0.00                0.00               0.00
LOANS TO STOCKHOLDERS                                0.00               0.00                0.00               0.00
NOTES RECEIVABLE, INTERCOMPANY                       0.00               0.00              365.00               0.00
OTHER INVESTMENTS                                    0.00               0.00                0.00               0.00
BUILDINGS & OTHER DEPRECIABLE                   612310.18          612829.19           861754.91          653752.19
ACCUMULATED DEPRECIATION                       -470636.72         -438425.05          -557456.66         -502592.79
LAND                                             22297.87           20449.84            11037.00            2000.00
INTANGIBLE ASSETS                                    0.00               0.00                0.00               0.00
CSV LIFE INSURANCE                                   0.00               0.00                0.00               0.00
INVESTMENT IN WHOLLY OWNED SUB                       0.00               0.00                0.00               0.00
INVESTMENT IN ASSOCIATED CO                          0.00               0.00                0.00               0.00
UNAMORTIZED DEFERRED DEBT EXPE                       0.00               0.00                0.00               0.00
LAND HELD FOR INVESTMENT                             0.00               0.00                0.00               0.00
GOODWILL                                             0.00               0.00                0.00             250.00
MISCELLANEOUS DEFERRED DEBITS                        0.00               0.00                0.00               0.00
                                               ----------         ----------          ----------         ----------

  TOTAL ASSETS                                  265930.64          273728.97           425985.83          243245.61
                                               ==========         ==========          ==========         ==========

   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                 28064.38           43518.67            16600.44           36582.51
ACCRUED PAYROLL                                   8303.78            9679.49             8099.68            8852.76
TAXES OTHER THAN INCOME                           5859.57            5979.63             5472.49            2431.78
INTEREST PAYABLE                                     0.00               0.00                0.00               0.00
INCOME TAXES PAYABLE                              2905.47            2842.69             9138.77            -525.68
CUSTOMER DEPOSITS                                 5040.00            7040.00               80.00           16550.00
DIVIDENDS PAYABLE                                    0.00               0.00                0.00               0.00
OTHER CURRENT LIABILITIES                            0.00               0.00                0.00            -859.22
NOTES PAYABLE INTERCOMPANY                       29242.22           30611.98            43090.45           36146.43
NOTES PAYABLE                                        0.00               0.00                0.00               0.00
DEFERRED INCOME TAXES                            94400.00           67400.00            59600.00           69800.00
OTHER DEFERRED CREDITS                               0.00               0.00                0.00               0.00
DEFERRED LOSS                                        0.00               0.00                0.00               0.00
PREFERRED STOCK                                      0.00               0.00                0.00               0.00
COMMON STOCK                                      1000.00           40000.00           136900.00             500.00
PAID IN OR CAPITAL SURPLUS                           0.00            3895.00             2755.00               0.00
RETAINED EARNINGS                                91115.22           62761.51           144249.00           73767.03
TREASURY STOCK                                       0.00               0.00                0.00               0.00
                                               ----------         ----------          ----------         ----------

   TOTAL LIABILITIES & EQUITY                   265930.64          273728.97           425985.83          243245.61
                                               ==========         ==========          ==========         ==========

                                                   MNG               MIDWEST LPG          TOTAL OT SUB
                                                   ---               -----------          ------------

CASH                                              64681.89             -11079.93              77185.83
TRADE NOTES AND ACCOUNTS REC                    1784642.66                  0.00            2064480.86
ALLOWANCE FOR BAD DEBTS                          -35000.00                  0.00             -59100.00
INVENTORIES                                      297372.30                  0.00             376977.32
PREPAID EXPENSES                                  80404.10                266.00             102699.10
ACCRUED INTEREST RECEIVABLE                           0.00                  0.00                  0.00
NOTES RECEIVABLE,OTHER                                0.00                  0.00                  0.00
LOANS TO STOCKHOLDERS                                 0.00                  0.00                  0.00
NOTES RECEIVABLE, INTERCOMPANY                     2922.73                  0.00               3287.73
OTHER INVESTMENTS                                   750.00                  0.00                750.00
BUILDINGS & OTHER DEPRECIABLE                  16008866.79              20435.73           18769948.99
ACCUMULATED DEPRECIATION                       -5522098.82             -18535.73           -7509745.77
LAND                                              34198.25                  0.00              89982.96
INTANGIBLE ASSETS                                     0.00                  0.00                  0.00
CSV LIFE INSURANCE                                    0.00                  0.00                  0.00
INVESTMENT IN WHOLLY OWNED SUB                        0.00                  0.00                  0.00
INVESTMENT IN ASSOCIATED CO                           0.00                  0.00                  0.00
UNAMORTIZED DEFERRED DEBT EXPE                    16337.68                  0.00              16337.68
LAND HELD FOR INVESTMENT                              0.00                  0.00                  0.00
GOODWILL                                              0.00                  0.00                250.00
MISCELLANEOUS DEFERRED DEBITS                         0.00                  0.00                  0.00
                                               -----------             ---------           -----------

  TOTAL ASSETS                                 12733077.58              -8913.93           13933054.70
                                               ===========             =========           ===========

   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                 967139.14              16951.94            1108857.08
ACCRUED PAYROLL                                   51040.66                  0.00              85976.37
TAXES OTHER THAN INCOME                           26641.61                  0.00              46385.08
INTEREST PAYABLE                                  92866.69                  0.00              92866.69
INCOME TAXES PAYABLE                              27931.45              -1152.00              41140.70
CUSTOMER DEPOSITS                                 35093.26                  0.00              63803.26
DIVIDENDS PAYABLE                                     0.00                  0.00                  0.00
OTHER CURRENT LIABILITIES                        422729.56                  0.00             421870.34
NOTES PAYABLE INTERCOMPANY                      1160639.53               3315.00            1303045.61
NOTES PAYABLE                                   3253584.54                  0.00            3253584.54
DEFERRED INCOME TAXES                            868200.00              25800.00            1185200.00
OTHER DEFERRED CREDITS                            10074.13                  0.00              10074.13
DEFERRED LOSS                                         0.00                  0.00                  0.00
PREFERRED STOCK                                       0.00                  0.00                  0.00
COMMON STOCK                                     627070.00               1000.00             806470.00
PAID IN OR CAPITAL SURPLUS                      1557961.00                  0.00            1564611.00
RETAINED EARNINGS                               3632106.01             -54828.87            3949169.90
TREASURY STOCK                                        0.00                  0.00                  0.00
                                               -----------             ---------           -----------

   TOTAL LIABILITIES & EQUITY                  12733077.58              -8913.93           13933054.70
                                               ===========             =========           ===========



                                                                   HIAWATHA           MBG-MINN         OLSON`S             TOMAH
                                                                   --------           --------         -------             -----
   INCOME                                                                           OTHER SUBSIDIARIES 1/31/2000
GROSS SALES LESS RETURNS                                           621774.58         618347.70         888608.05         568590.92
COST OF GOODS SOLD                                                 333379.74         343982.96         496952.98         293519.09
                                                                  ----------        ----------        ----------        ----------

GROSS PROFIT                                                       288394.84         274364.74         391655.07         275071.83
DIVIDEND INCOME                                                         0.00              0.00              0.00              0.00
INTEREST INCOME                                                      4507.06           2473.51           3987.85           2363.98
GROSS RENTS                                                             0.00          37766.00           7040.28              0.00
GAIN(LOSS)SALE OF FIXED ASSETS                                      10000.00           -600.00          60616.61              0.00
SERVICE CALLS & CONTRACTED SER                                       4934.40          10346.90          14424.80           6189.38
ADMINISTRATIVE FEE                                                 -16463.38         -15890.78         -13814.41         -14386.56
CYLINDER & LEASE INCOME                                               151.00            165.00            510.45            131.00
MISCELLANEOUS INCOME                                                  135.25            323.02           2575.03           -616.26
                                                                  ----------        ----------        ----------        ----------

   TOTAL INCOME                                                    291659.17         308948.39         466995.68         268753.37
                                                                  ----------        ----------        ----------        ----------

SALARIES & WAGES                                                    91044.38          96846.47         175691.74          84700.20
REPAIRS                                                              6650.31           8442.71           9685.46           6134.81
BAD DEBTS                                                            -414.22          -1009.34           2017.91           7584.08
RENTS                                                                   0.00           5684.00          14075.05            569.76
TAXES                                                                9189.61          11008.88          16654.12           8587.38
INTEREST                                                              319.53           1522.03          12447.61           1205.79
CONTRIBUTIONS                                                         703.04            155.28            384.02            183.34
DEPRECIATION                                                        36676.02          27221.19          62850.60          32550.41
ADVERTISING                                                          5424.69           6313.04           6548.26           7188.20
PENSION, PROFIT SHARING                                               441.57            434.51            460.97            517.04
EMPLOYEE BENEFIT PROGRAMS                                            9750.86          10200.56          17383.43           8905.50
AMORTIZATION                                                            0.00              0.00              0.00              0.00
BONDS & LICENSES                                                       75.00             40.00            359.30            150.00
DUES & SUBSCRIPTIONS                                                  453.19            551.19            419.34            419.34
INSURANCE                                                            7646.00           8003.00          10753.99           5511.00
PROFESSIONAL FEES                                                     950.00            950.00           2200.00           1200.00
ADMINISTRATIVE, OFFICE                                               8067.12           9300.06           7285.61          14984.30
AUTO & TRUCK EXPENSE                                                18939.54          30382.37          18375.16          36035.13
TRAVEL                                                                  0.00             73.71            600.20              0.00
TELEPHONE                                                            1986.56           2365.79           3262.15           1487.87
UTILITIES                                                            1745.81           7324.49           4279.38           1649.90
SELLING EXPENSE                                                       630.00            630.00            713.00            490.00
SHOP SUPPLIES EXPENSE                                                2119.47           3218.99           5771.21            723.91
MISCELLANEOUS                                                         920.48           6113.30          17464.22            491.28
OUTSIDE SERVICES & COLLECTION                                        6446.31           3421.11           7006.97           6254.38
UTILITY MERCHANDISING,JOBBING                                           0.00              0.00              0.00              0.00
UTILITY PLANT OPERATING EXPENS                                          0.00              0.00              0.00              0.00
COMMITMENT FEE                                                          0.00              0.00              0.00              0.00
                                                                  ----------        ----------        ----------        ----------

   TOTAL DEDUCTIONS                                                209765.27         239193.34         396689.70         227523.62
   INCOME TAXES                                                     28300.00          23900.00          27000.00          15800.00
                                                                  ----------        ----------        ----------        ----------

NET INCOME(LOSS)                                                    53593.90          45855.05          43305.98          25429.75
                                                                  ==========        ==========        ==========        ==========

                                                                       MNG              MIDWEST LPG            TOTAL OT SUB
                                                                       ---              -----------            ------------
   INCOME
GROSS SALES LESS RETURNS                                            8033282.08                 0.00              10730603.33
COST OF GOODS SOLD                                                  5517183.23                 0.00               6985018.00
                                                                   -----------            ---------             ------------

GROSS PROFIT                                                        2516098.85                 0.00               3745585.33
DIVIDEND INCOME                                                           0.00                 0.00                     0.00
INTEREST INCOME                                                         225.57                 2.34                 13560.31
GROSS RENTS                                                            2875.00                 0.00                 47681.28
GAIN(LOSS)SALE OF FIXED ASSETS                                        -3959.55                 0.00                 66057.06
SERVICE CALLS & CONTRACTED SER                                        76625.04             44191.89                156712.41
ADMINISTRATIVE FEE                                                        0.00                 0.00                -60555.13
CYLINDER & LEASE INCOME                                                   0.00                 0.00                   957.45
MISCELLANEOUS INCOME                                                      0.00                 0.00                  2417.04
   TOTAL INCOME                                                     2591864.91             44194.23               3972415.75
SALARIES & WAGES                                                     426849.11                 0.00                875131.90
REPAIRS                                                              135184.95                 0.00                166098.24
BAD DEBTS                                                             32039.43                 0.00                 40217.86
RENTS                                                                 44838.24                 0.00                 65167.05
TAXES                                                                114300.90                 0.00                159740.89
INTEREST                                                             398511.25               619.26                414625.47
CONTRIBUTIONS                                                             0.00                 0.00                  1425.68
DEPRECIATION                                                         543859.95                 0.00                703158.17
ADVERTISING                                                           -5125.43                 0.00                 20348.76
PENSION, PROFIT SHARING                                                1510.04                 0.00                  3364.13
EMPLOYEE BENEFIT PROGRAMS                                             27935.08                 0.00                 74175.43
AMORTIZATION                                                           2420.40                 0.00                  2420.40
BONDS & LICENSES                                                          0.00               120.00                   744.30
DUES & SUBSCRIPTIONS                                                      0.00                 0.00                  1843.06
INSURANCE                                                             10113.00               416.00                 42442.99
PROFESSIONAL FEES                                                     63060.44               400.00                 68760.44
ADMINISTRATIVE, OFFICE                                                25566.19               761.87                 65965.15
AUTO & TRUCK EXPENSE                                                      0.00             17658.02                121390.22
TRAVEL                                                                    0.00              3947.71                  4621.62
TELEPHONE                                                                 0.00              3951.92                 13054.29
UTILITIES                                                                 0.00                 0.00                 14999.58
SELLING EXPENSE                                                       11406.40                 0.00                 13869.40
SHOP SUPPLIES EXPENSE                                                     0.00                 0.00                 11833.58
MISCELLANEOUS                                                         16920.16                 0.00                 41909.44
OUTSIDE SERVICES & COLLECTION                                         84437.70                 0.00                107566.47
UTILITY MERCHANDISING,JOBBING                                             0.00                 0.00                     0.00
UTILITY PLANT OPERATING EXPENS                                        35987.25                 0.00                 35987.25
COMMITMENT FEE                                                            0.00                 0.00                     0.00
                                                                   -----------            ---------             ------------

   TOTAL DEDUCTIONS                                                 1969815.06             27874.78               3070861.77
   INCOME TAXES                                                      240000.22              6900.00                341900.22
                                                                   -----------            ---------             ------------

NET INCOME(LOSS)                                                     382049.63              9419.45                559653.76
                                                                   ===========            =========             ============

                                                                             CMI
                                                                     ----------------
   ASSETS                                                            Consolidated Midwest, Inc. (only)   1/31/2000
CASH                                                                     -8351.12
TRADE NOTES AND ACCOUNTS REC                                                 0.00
ALLOWANCE FOR BAD DEBTS                                                      0.00
INVENTORIES                                                                  0.00
PREPAID EXPENSES                                                             0.00
ACCRUED INTEREST RECEIVABLE                                                  0.00
NOTES RECEIVABLE,OTHER                                                       0.00
LOANS TO STOCKHOLDERS                                                        0.00
NOTES RECEIVABLE, INTERCOMPANY                                               0.00
OTHER INVESTMENTS                                                            0.00
BUILDINGS & OTHER DEPRECIABLE                                                0.00
ACCUMULATED DEPRECIATION                                                     0.00
LAND                                                                         0.00
INTANGIBLE ASSETS                                                            0.00
CSV LIFE INSURANCE                                                           0.00
INVESTMENT IN WHOLLY OWNED SUB                                        18725875.18
INVESTMENT IN ASSOCIATED CO                                                  0.00
UNAMORTIZED DEFERRED DEBT EXPE                                               0.00
LAND HELD FOR INVESTMENT                                                     0.00
GOODWILL                                                                     0.00
MISCELLANEOUS DEFERRED DEBITS                                                0.00
                                                                      -----------
  TOTAL ASSETS                                                        18717524.06
                                                                      ===========
   LIABILITIES & EQUITY
ACCOUNTS PAYABLE                                                             0.00
ACCRUED PAYROLL                                                              0.00
TAXES OTHER THAN INCOME                                                      0.00
INTEREST PAYABLE                                                             0.00
INCOME TAXES PAYABLE                                                      1043.00
CUSTOMER DEPOSITS                                                            0.00
DIVIDENDS PAYABLE                                                            0.00
OTHER CURRENT LIABILITIES                                                    0.00
NOTES PAYABLE INTERCOMPANY                                             5229246.37
NOTES PAYABLE                                                           783474.64
DEFERRED INCOME TAXES                                                        0.00
OTHER DEFERRED CREDITS                                                       0.00
DEFERRED LOSS                                                                0.00
PREFERRED STOCK                                                              0.00
COMMON STOCK                                                            178725.00
PAID IN OR CAPITAL SURPLUS                                             1535221.00
RETAINED EARNINGS                                                     10989794.05
TREASURY STOCK                                                               0.00
                                                                      -----------
   TOTAL LIABILITIES & EQUITY                                         18717524.06
                                                                      ===========

                                                                             CMI
                                                                     ----------------
   INCOME                                                            Consolidated Midwest, Inc. (only)   1/31/2000
GROSS SALES LESS RETURNS                                                  0.00
COST OF GOODS SOLD                                                        0.00
                                                                     ---------
GROSS PROFIT                                                              0.00
DIVIDEND INCOME                                                           0.00
INTEREST INCOME                                                           0.00
GROSS RENTS                                                               0.00
GAIN(LOSS)SALE OF FIXED ASSETS                                            0.00
SERVICE CALLS & CONTRACTED SER                                            0.00
ADMINISTRATIVE FEE                                                        0.00
CYLINDER & LEASE INCOME                                                   0.00
MISCELLANEOUS INCOME                                                      0.00
                                                                     ---------
   TOTAL INCOME                                                           0.00
                                                                     ---------
SALARIES & WAGES                                                          0.00
REPAIRS                                                                   0.00
BAD DEBTS                                                                 0.00
RENTS                                                                     0.00
TAXES                                                                     0.00
INTEREST                                                              62196.99
CONTRIBUTIONS                                                             0.00
DEPRECIATION                                                              0.00
ADVERTISING                                                               0.00
PENSION, PROFIT SHARING                                                   0.00
EMPLOYEE BENEFIT PROGRAMS                                                 0.00
AMORTIZATION                                                              0.00
BONDS & LICENSES                                                         25.00
DUES & SUBSCRIPTIONS                                                      0.00
INSURANCE                                                                 0.00
PROFESSIONAL FEES                                                         0.00
ADMINISTRATIVE, OFFICE                                                    6.87
AUTO & TRUCK EXPENSE                                                      0.00
TRAVEL                                                                    0.00
TELEPHONE                                                                 0.00
UTILITIES                                                                 0.00
SELLING EXPENSE                                                           0.00
SHOP SUPPLIES EXPENSE                                                     0.00
MISCELLANEOUS                                                             0.00
OUTSIDE SERVICES & COLLECTION                                             0.00
UTILITY MERCHANDISING,JOBBING                                             0.00
UTILITY PLANT OPERATING EXPENS                                            0.00
COMMITMENT FEE                                                            0.00
                                                                     ---------
   TOTAL DEDUCTIONS                                                   62228.86
   INCOME TAXES                                                      -21000.00
                                                                     ---------
NET INCOME(LOSS)                                                     -41228.86
                                                                     =========